UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For October 19, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

A leading South African gold producer – boosting cash flows, growing its SA gold portfolio

Johannesburg. 19 October 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that it has entered into an agreement with AngloGold Ashanti Limited ("AngloGold Ashanti") to acquire its Moab Khotsong and Great Noligwa mines, together with certain long life projects and tailings dams, for a consideration of US$300 million in cash (“the Acquisition”).

Harmony believes the Acquisition will enhance its position as a robust cash-generative gold mining company, increasing grades, driving down all-in sustaining costs (“AISC”) and growing its South African gold portfolio. This value accretive acquisition is in line with Harmony’s strategy to grow, produce safe profitable ounces and increase margins. The Acquisition adds more than 250 000 ounces of gold at an all-in sustaining cost below Harmony's target of US$950/oz, increasing Harmony’s average recovered grade to 5.7g/t. Synergies with Harmony’s current asset portfolio is expected to realise further upside, progressing pillar extraction at Great Noligwa and reclamation at Mispah tailings.

"Buying Moab Khotsong means we boost our cash flows by more than 60%, increase our average overall underground recovered grade by 12% and grow our South African underground resource base by 38%. The Acquisition benefits all our stakeholders. It creates value for our shareholders, preserves jobs and sustains the surrounding mining communities with the potential to significantly extend the life of mine of the Moab Khotsong operations. We believe the South African gold mining environment creates opportunities which Harmony has chosen to capitalise on,” Peter Steenkamp, chief executive officer of Harmony said.

In terms of the JSE Listings Requirements, the Acquisition is classified as a category 1 transaction. Important and pertinent details to the Acquisition are provided in the JSE announcement which accompanies this announcement, which can be found on our website at www.harmony.co.za.

The Acquisition is subject to approval from Harmony’s shareholders and other conditions precedent, including regulatory approvals. The Board of Harmony has unanimously approved the transaction and has resolved to recommend the Acquisition to its shareholders.

Harmony’s CEO will give a live presentation pertaining to this transaction at 10:00 SA time today at the Hilton Hotel in Sandton. The investor presentation accompanying the announcement will be available on our website at www.harmony.co.za.

Harmony will host a media call at 08:00 SA time, an analyst call at 08:30 SA time and an international call at 16:00 SA time.

Conference calls dial-in numbers
South Africa
Toll-free:
0 800 201 648
Toll:
011 535 3600
010 201 6800

UK
Toll-free
0808 162 4061

USA
Toll-free
+1 855 481 5362

Australia
Toll-free
+1 800 350 100

Other countries
Toll
+27 11 535 3600

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 71 607 1498 (mobile)

or

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

19 October 2017

Transaction Sponsor:
UBS Limited

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 19, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director